

Mail Stop 3561

March 22, 2016

Yanyan Liu
Chief Financial Officer
China Modern Agricultural Information, Inc.
No. A09, Wuzhou Sun Town
Limin Avenue, Limin Development District
Harbin, Heilongjiang, China 150000

> **Re:** **China Modern Agricultural Information, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Response dated February 25, 2016**
> **File No. 000-54510**

Dear Ms. Liu:

We have reviewed your February 25, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Note 1. Organization, page 10

1. We have reviewed your response to prior comment 3. We are aware that your auditor discussed the transaction on a general basis with our Division's Office of the Chief Accountant and a conclusion for the accounting was not provided. To help us better under your accounting treatment, please provide us with a summary of your communications with the FASB and tell us the specific accounting guidance considered to record the journal entries detailed in your response. Please advise if you consider this to represent a write-up to fair value of your 60% interest held in China Dairy and explain to us your basis for this adjustment given the common control relationship.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure